maxis®

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

20 June 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 May 2005 to 15 June 2005, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 May 2005 to 15 June 2005.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590


05009373

Very truly yours,





Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1. Listing Circular - Maxis Employee Share Option Scheme	19 May 2005 31 May 2005 03 June 2005 07 June 2005 08 June 2005	BMSB Listing Requirements	A
2. General Announcement	24 May 2005 25 May 2005 31 May 2005 03 June 2005 06 June 2005 07 June 2005 08 June 2005	BMSB Listing Requirements	B
3. Changes in Director's Interest Pursuant to Section 135 of the Companies Act, 1965	03 June 2005 08 June 2005	BMSB Listing Requirements	C
4. Notice of Book Closure	25 May 2005 27 May 2005 31 May 2005 01 June 2005	BMSB Listing Requirements	D
5. Changes in Substantial Shareholder Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	30 May 2005 02 June 2005 07 June 2005 10 June 2005 15 June 2005	BMSB Listing Requirements	E
6. Financial Results	25 May 2005	BMSB Listing Requirements	F

APPENDIX A

LISTING'S CIRCULAR NO. L/Q : 31206 OF 2005

082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	19/05/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 251,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 25 May 2005.

LISTING'S CIRCULAR NO. L/Q : 31432 OF 2005

082-34780

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 31/05/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 379,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 2 June 2005.

LISTING'S CIRCULAR NO. L/Q : 31542 OF 2005

082-34780

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 03/06/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 43,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 7 June 2005.

LISTING'S CIRCULAR NO. L/Q : 31598 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **07/06/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 71,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 9 June 2005.

LISTING'S CIRCULAR NO. L/Q : 31627 OF 2005

Exemption File No.
082-34780

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 08/06/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 176,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 13 June 2005.

APPENDIX B

Reference No **MC-050524-66649**

Exemption File No.
082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	24/05/2005

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad ("Maxis" or the "Company") Memorandum of Understanding between Maxis Multimedia Sdn Bhd ("Maxis Multimedia") and Malaysian Venture Capital Management Sdn Bhd ("Mavcap") ("MOU").**

Contents :

Maxis had on 5 June 2003 made the announcement on the signing of the MOU between Maxis Multimedia, the wholly-owned subsidiary of Maxis and Mavcap to formalise a collaboration arrangement between the two parties in the area of Mobile Data content development whereby selected Maxis content providers would have access to Mavcap's venture capital funding.

Further to the said announcement, both parties have on 20 May 2005 mutually agreed not to further renew the MOU due to the reprioritisation of Mavcap's engagement framework with technopreneurs, including mobile content developers.

This announcement is dated 24 May 2005.

Reference No **MC-050525-64135**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	25/05/2005

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("MAXIS")**
First Quarter Results for the Financial Period ending 31 March 2005

Contents :

Please find below Maxis' Press Release on its First Quarter Results for the financial period ending 31 March 2005

Maxis Consolidates No 1 Position in Malaysia

Adds 546,000 net new customers, EBITDA margin strong at 56.9%

Kuala Lumpur, 25 May 2005 – Maxis Communications Berhad ("Maxis") posted another strong quarterly growth and further consolidated its leadership position amidst intensified competition.

The company added 546,000 net new customers to bring its total subscribers to 6.566 million in the first quarter ending 31 March 2005. With this, Maxis estimated that it has captured more than 50% share of the mobile market net additions for the period under review.

The continuing boost in new customers resulted in a consistent up trend in revenue and strong margins for the company. Revenue rose 5% to RM1,585 million from RM1,513 million in the previous quarter. The growth was achieved on the back of increased subscriber volume and mobile usage, and the continual strong growth of mobile data revenue.

Mobile data revenue increased 12% to RM239 million from RM213 million in the preceding quarter, and currently accounts for 15.8% of total mobile revenue compared to 14.8%. Billable SMS messages grew by 7% to 1,505 million from 1,404 million.

The growth in revenue coupled with lower operating costs contributed to the 13% increase in the company's earnings before interest, taxation, depreciation and amortisation (EBITDA) from RM799 million to RM902 million. EBITDA margin remained strong at 56.9%, and recorded a 4.1% point increase in comparison with last quarter's 52.8%.

Profit before tax ("PBT") was up 17% to RM661 million from RM563 million in the previous quarter. Profit after tax ("PAT") rose 16% or RM62 million to RM439 million in the same period.

ARPU reduced slightly due mostly to a significant increase in subscriber volume with lower ARPU from Maxis' penetration into new lower end market segments, and tariff revisions. For the quarter ending 31 March 2005, postpaid and prepaid ARPU was at RM155 and RM57 respectively, compared to RM163 and RM60 in the previous quarter. Nonetheless, incremental profitability remained high as evidenced from the strong EBITDA margin. In addition, mobile data continued to grow strongly.

Year to Date 2005 versus Year To Date 2004

Maxis recorded revenue growth of 17% or RM234 million to RM1,585 million from the corresponding period of the preceding year, fueled by higher usage revenue on the back of a larger subscriber base which grew by 1.688 million.

Mobile data revenue surged 37% to RM239 million and accounted for 15.8% of total mobile revenue as compared to 13.6% previously. The growth was driven by a 52% increase in billable SMS messages from 993 million to 1,505 million, and 67% growth from other advanced mobile data services.

Driven by higher revenue coupled with cost efficiencies and scale, EBITDA increased by 20% with EBITDA margin improving by 1.5% points to 56.9% during the same period. PBT and PAT reflected the same growth trend by rising 32% to RM661 million and 35% to RM439 million respectively.

Both postpaid and prepaid ARPU decreased by RM6 to RM155 and RM57 respectively, understandably due to the significant increase in customers, more customers enjoying rebates and loyalty programmes, as well as tariff revisions.

Commentary

Maxis' Chairman, Datuk Megat Zaharuddin Megat Mohd Nor said: "I am pleased that as we exercise our leadership role in connecting more Malaysians to mobile telecommunications, we continue to deliver strong financial results and increased our market share despite a highly competitive environment. Our sustained future investments should enable us to enhance customer experience and give us a strong platform for continued growth throughout 2005".

Maxis' Chief Executive Officer, Dato' Jamaludin Ibrahim said: "Our strategy of increasing our penetration in new lower end segments while maintaining profitability is paying off. This is evidenced by the increase in market share, as well as strong EBITDA and PAT margins".

He also said Maxis is very encouraged by the growth in mobile data which pointed to the fact that Malaysians are slowly but surely moving towards the adoption of advanced mobile data services, a prelude towards 3G services receptivity.

The company launched its first 3G application, the high-speed laptop *Maxis 3G Connect* data card for consumers in April. The *Maxis 3G Connect* which offers seamless connectivity, mobility, convenience and speed superior to EDGE, has been well received.

"We are finalising the details of our 3G launch on mobile phones to ensure superior customer experience in terms of new video-based services and quality network performance. We aim to redefine customers' communications experience with our compelling suite of services including video call, video mail and video clips," he added.

The company has also completed its acquisition of a 51% equity stake in PT Natrindo Telepon Seluler ("NTS"), a GSM cellular operator in Indonesia in April 2005. Operations there are picking up and Maxis will actively pursue synergies between the two operations and ensure that NTS is well positioned to gain from the burgeoning mobile market in Indonesia.

Dividend

In view of the company's strong performance, Maxis' Board of Directors have declared a first gross interim dividend of 10.42 sen per share less tax (7.50 sen net per share) for the financial year ending

31 December 2005 which will be paid on 30 June 2005. The entitlement date for the dividend payment is 16 June 2005.

Reference No MM-050531-57387

082-34780

Submitting Merchant Bank	:	RHB SAKURA MERCHANT BANKERS BERHAD
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	31/05/2005

Type : **Announcement**

Subject : **Maxis Communications Berhad ("Maxis" or the "Company")**
(i) Proposed renewal of the existing shareholders' mandate for recurrent related party transactions of a revenue or trading nature and the proposed shareholders' mandate for additional recurrent related party transactions of a revenue or trading nature; and
(ii) Proposed offer and grant of options to Dato' Jamaludin bin Ibrahim, the Chief Executive Officer and an Executive Director of Maxis to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each in Maxis under the Employee Share Option Scheme

(collectively referred to as "the Proposals")

Contents :

This announcement is released on behalf of Maxis.

Quote

Maxis wishes to announce that the Proposals will be tabled for the approval of shareholders at the forthcoming Extraordinary General Meeting to be convened. A Circular to Shareholders detailing the Proposals will be despatched to shareholders in due course.

This announcement is dated 31 May 2005.

Unquote

Reference No **MC-050530-55364**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**31/05/2005**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad** **- Eighteenth (18th) Annual General Meeting**

Contents :

Maxis Communications Berhad ("Maxis" or " the Company") is pleased to advise that the Eighteenth Annual General Meeting of the Company will be held on Thursday, 23 June 2005 at 10.00 a.m at:-

Sapphire Room, Level 1,
Mandarin Oriental, Kuala Lumpur,
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

The notice of the said meeting is attached.

This announcement is dated 31 May 2005.



AGM 01.06.05.pdf

MAXIS COMMUNICATIONS BERHAD

(158400 V)
(Incorporated in Malaysia)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Eighteenth (18th) Annual General Meeting of MAXIS COMMUNICATIONS BERHAD ("the Company") will be held on Thursday, 23 June 2005 at 10.00 a.m. at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia for the following purposes:

Agenda

1 To consider the Directors' Report and the Financial Statements for the financial year ended 31 December 2004 and the Auditors' Report thereon. *Please refer to Note A.*

2 To declare the following final dividends for the financial year ended 31 December 2004: **Resolution 1**
 (i) 10.00 sen per ordinary share, tax exempt; and
 (ii) 8.33 sen per ordinary share less Malaysian Income Tax at 28%.

3 To re-elect the following Directors who retire by rotation pursuant to Article 114 of the Company's Articles of Association:
 (i) Y. Bhg. Dato' Jamaludin bin Ibrahim **Resolution 2**
 (ii) Encik Augustus Ralph Marshall **Resolution 3**

4 To re-elect as a Director, Encik Chan Chee Beng, who retires pursuant to Article 121 of the Company's Articles of Association. **Resolution 4**

5 To re-appoint Messrs. PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. **Resolution 5**

As Special Business:
To consider and if thought fit, to pass the following Ordinary Resolution:

6. **Authority to Issue Shares Pursuant to Section 132D of the Companies Act, 1965** **Resolution 6**

THAT pursuant to Section 132D of the Companies Act, 1965, the Directors be and are hereby authorised to issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed ten per cent (10%) of the issued share capital of the Company for the time being, subject always to the approval of all the relevant regulatory bodies, if required, being obtained for such allotment and issue.

NOTICE OF DIVIDEND PAYMENT

NOTICE IS HEREBY GIVEN THAT subject to the approval of the shareholders at the Eighteenth (18th) Annual General Meeting to be held on Thursday, 23 June 2005, the following final dividends for the financial year ended 31 December 2004 will be paid on 6 July 2005 to Depositors registered in the Record of Depositors at the close of business on 24 June 2005:

(i) 10.00 sen per ordinary share, tax exempt; and

(ii) 8.33 sen per ordinary share less Malaysian Income Tax at 28%.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(a) shares transferred to such Depositor's securities account before 4.00 p.m. on 24 June 2005 in respect of transfers; and

(b) shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

BY ORDER OF THE BOARD

DIPAK KAUR

LS 5204
Company Secretary

1 June 2005
Kuala Lumpur

NOTES:

A. This Agenda item is meant for discussion only as the provisions of Section 169(1) of the Companies Act, 1965 and the Company's Articles of Association do not require a formal approval of the shareholders and hence, is not put forward for voting.

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him provided that the number of proxies appointed shall not be more than two except in the circumstances set out in note 4. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall:
 i) in case of an individual, be signed by the appointor or by his attorney; and
 ii) in case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one proxy the appointment shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee it may appoint at least one proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or in case of a poll, not less than 24 hours, before the time appointed for the taking of the poll; otherwise the instrument of proxy shall not be treated as valid and the person so named shall not be entitled to vote in respect thereof. Fax copies of the duly executed form of proxy are not acceptable.
6. A proxy may vote on a show of hands and on a poll. If the form of proxy is returned without an indication as to how the proxy shall vote on any particular matter the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
7. The lodging of a form of proxy does not preclude a member from attending and voting in person at the meeting should the member subsequently decide to do so.

Explanatory Note on Special Business:

Resolution 6 - Authority to Issue Shares Pursuant to Section 132D of the Companies Act, 1965

This Ordinary Resolution, if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting subject to the limitation that the shares to be issued do not exceed ten per cent (10%) of the issued share capital of the Company for the time being. This authority will expire at the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

maxis.

www.maxis.com.my

Reference No **MC-050603-43271**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	03/06/2005

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD - EXTRAORDINARY GENERAL MEETING**

Contents :

Maxis Communications Berhad ("Maxis" or " the Company") is pleased to advise that an Extraordinary General Meeting of the Company will be held on Thursday, 23 June 2005 at 11.50 a.m at:-

Sapphire Room, Level 1,
Mandarin Oriental, Kuala Lumpur,
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

The notice of the said meeting is attached.

This announcement is dated 3 June 2005.



EGM 06 06 05 (2).pdf

Exemption File No. 082-34780

MAXIS COMMUNICATIONS BERHAD

(Company No: 158400-V)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on Thursday, 23 June 2005 at 11.50 a.m., for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTION 1

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Broadcast Network Systems Sdn Bhd, Multimedia Interactive Technologies Sdn Bhd and Airtime Management and Programming Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with (i) MEASAT Broadcast Network Systems Sdn Bhd; (ii) Multimedia Interactive Technologies Sdn Bhd; and (iii) Airtime Management and Programming Sdn Bhd as specified in Sections 2.4(I) and (II) of Part A of the Company's Circular to Shareholders dated 6 June 2005, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 2

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with SRG Asia Pacific Sdn Bhd, UT Hospitality Services Sdn Bhd (formerly known as Kiara Samudra Sdn Bhd) and BonusKad Loyalty Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with (i) SRG Asia Pacific Sdn Bhd; (ii) UT Hospitality Services Sdn Bhd (formerly known as Kiara Samudra Sdn Bhd); and (iii) BonusKad Loyalty Sdn Bhd as specified in Sections 2.4(I) and (II) of Part A of the Company's Circular to Shareholders dated 6 June 2005, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 3

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd (formerly known as Binariang Satellite Systems Sdn Bhd)

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Satellite Systems Sdn Bhd (formerly known as Binariang Satellite Systems Sdn Bhd) as specified in Sections 2.4(I) and (II) of Part A of the Company's Circular to Shareholders dated 6 June 2005, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to MEASAT Satellite Systems Sdn Bhd (formerly known as Binariang Satellite Systems Sdn Bhd) than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 4

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with TGV Cinemas Sdn Bhd (formerly known as Tanjong Golden Village Sdn Bhd), Pan Malaysian Pools Sdn Bhd and Tanjong City Centre Property Management Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with (i) TGV Cinemas Sdn Bhd (formerly known as Tanjong Golden Village Sdn Bhd); (ii) Pan Malaysian Pools Sdn Bhd; and (iii) Tanjong City Centre Property Management Sdn Bhd as specified in Sections 2.4(I) and (II) of Part A of the Company's Circular to Shareholders dated 6 June 2005, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 5

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Oakwood Sdn Bhd, AmProperty Trust Management Bhd, AmProperty Holdings Sdn Bhd, AmFinance Berhad, Resorts World Berhad, Genting Highlands Berhad, Genting Golf Course Berhad, Resorts Facilities Services Sdn Bhd, Asiatic Land Development Sdn Bhd, Papago Sdn Bhd, Genasa Sdn Bhd, Widuri Pelangi Sdn Bhd, First World Hotels & Resorts Sdn Bhd, Genting Sanyen Industrial Paper Sdn Bhd and Asiatic Development Berhad

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with (i) Oakwood Sdn Bhd; (ii) AmProperty Trust Management Bhd; (iii) AmProperty Holdings Sdn Bhd; (iv) AmFinance Berhad; (v) Resorts World Berhad, Genting Highlands Berhad, Genting Golf Course Berhad, Resorts Facilities Services Sdn Bhd, Widuri Pelangi Sdn Bhd, Papago Sdn Bhd, First World Hotels & Resorts Sdn Bhd and Genasa Sdn Bhd; (vi) Asiatic Land Development Sdn Bhd; (vii) Genting Sanyen Industrial Paper Sdn Bhd; and (viii) Asiatic Development Berhad as specified in Sections 2.4(I) and (II) of Part A of the Company's Circular to Shareholders dated 6 June 2005, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 6

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with HeiTech Padu Berhad

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with HeiTech Padu Berhad as specified in Sections 2.4(I) and (II) of Part A of the Company's Circular to Shareholders dated 6 June 2005, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to HeiTech Padu Berhad than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 7

Proposed offer and grant of options to Dato' Jamaludin bin Ibrahim, the Chief Executive Officer and an Executive Director of Maxis Communications Berhad pursuant to the Employee Share Option Scheme and Contract of Service

"THAT the Board of Directors is hereby authorised at any time, and from time to time during the period commencing from the date on which this resolution is passed ("the Approval Date") and expiring at the conclusion of the annual general meeting of the Company commencing next after the Approval Date or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, to offer and grant to Dato' Jamaludin bin Ibrahim, the Chief Executive Officer and an Executive Director of the Company, in accordance with and subject to the provisions of the Bye-Laws governing the Company's Employee Share Option Scheme ("ESOS") and the terms of the contract of service between the Company and Dato' Jamaludin bin Ibrahim, option or options to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each in the Company available under the ESOS."

BY ORDER OF THE BOARD

Dipak Kaur
Company Secretary
(LS5204)

6 June 2005

NOTES:

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him provided that the number of proxies appointed shall not be more than two except in the circumstances set out in note 4. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall:
   i) in case of individual, be signed by the appointor or by his attorney; and
   ii) in case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one proxy the appointment shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee it may appoint at least one proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or in case of a poll, not less than 24 hours, before the time appointed for the taking of the poll; otherwise the instrument of proxy shall not be treated as valid and the person so named shall not be entitled to vote in respect thereof. Fax copies of the duly executed form of proxy are not acceptable.
6. A proxy may vote on a show of hand and on a poll. If the form of proxy is returned without an indication as to how the proxy shall vote on any particular matter, the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
7. The lodging of a form of proxy does not preclude a member from attending and voting in person at the meeting should the member subsequently decide to do so.

maxis.

www.maxis.com.my

Reference No MC-050603-59751

Submitting Merchant Bank : NA

Company Name : MAXIS COMMUNICATIONS BERHAD

Stock Name : MAXIS

Date Announced : 03/06/2005

082-34780

Type : **Announcement**

Subject : **NOTIFICATION PURSUANT TO PARAGRAPH 14.09 OF CHAPTER 14 OF BURSA SECURITIES LISTING REQUIREMENTS (the "LR")**

Contents :

Maxis Communications Berhad ("Maxis" or the "Company") having received a notification on 3 June 2005 pursuant to Paragraph 14.09 of Chapter 14 of the LR, from Y. Bhg. Dato' Jamaludin bin Ibrahim, a Director and the Chief Executive Officer of the Company, do hereby notify the Exchange of his dealing in the securities of the Company as set out below :-

"Acceptance on 3 June 2005 of an offer, pursuant to the Employee Share Option Scheme ("ESOS") of the Company to grant 496,000 options ("the Grant") over ordinary shares at an option price of RM8.69 for each share. The consideration for the Grant is RM1.00. The nominal value of the shares is RM0.10 each."

The shares to which the options relate represent 0.02% of all the issued ordinary shares in the Company.

The above Grant is within the limits of the shareholders' approval, which was obtained on 7 June 2004, wherein, shareholders of Maxis, approved the grant of options to Y. Bhg. Dato' Jamaludin bin Ibrahim to subscribe for up to a maximum of 1,000,000 ordinary shares in Maxis pursuant to the Maxis ESOS.

This announcement is dated 3 June 2005.

Reference No **MC-050606-56042**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	06/06/2005

Type : **Announcement**

Subject : **Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 6 June 2005 pursuant to Paragraph 14.09(a) of the Listing Requirements from Mr. Edward Ying Siew Heng, the Chief Operating Officer of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

"The disposal of 15,000 ordinary shares of RM0.10 each (representing 0.0006% of the issued share capital of Maxis) at RM9.95 each on 31 May 2005 ("the Disposal")."

Upon completion of the Disposal, the balance number of shares held by Mr. Edward Ying Siew Heng is 185,000 shares representing 0.0075% of the total issued share capital of the Company.

This announcement is dated 6 June 2005.

Reference No MC-050607-62467

082-34780

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 07/06/2005

Type : **Reply to query**
Reply to Bursa Malaysia's Query Letter - Reference ID : **CY-050601-39853**
Subject : **ARTICLE ENTITLED : "Indonesian 3G spectrum to cost Maxis more?"**

Contents :

We refer to the letter dated 6 June 2005 from Bursa Malaysia to Maxis Communications Berhad ("Maxis" or "the Company") titled : "Indonesian 3G spectrum to cost Maxis more?"

As previously announced on 20 January 2005, PT Natrindo Telepon Seluler (NTS) was, in September 2004, allocated additional spectrum for 3G-WCDMA services. On 29 April 2005, the Company announced that NTS's 3G Rollout Plan had been confirmed and accepted by the Director General of Post and Telecommunications, Indonesia. NTS is currently working towards fulfilling the conditions of its 3G allocation, and its infrastructure rollout plan.

Maxis is aware of the recent reports in some of thè Indonesian newspapers speculating the possibility of a plan to retender 3G spectrum by the Indonesian Government. To date, NTS, has not received any official communication on the said retender. As such Maxis is not in a position to comment.

This announcement is dated 7 June 2005

Query Letter content :
We refer to the above article appearing in The Star, Star Biz, page 5 on Wednesday, 1 June 2005, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
" 'We expect 8% to 9% growth in earnings this year ... "
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same, including the relevant bases and assumptions in arriving at the above forecast. In this respect, you are also required to confirm whether the accounting bases, calculations and assumptions have been reviewed by the external auditors.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Sector Head
Issues & Listing
Group Regulations
LL/WCY

c.c. Encik Onn Ismail, Securities Commission (via fax)

Reference No **MC-050608-52976**
Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 08/06/2005

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("Maxis" or the "Company") - PROPOSED INTERNAL RE-ORGANISATION**

Contents :

1. INTRODUCTION

Further to the announcement made on 8 March 2005 in respect of the incorporation of a wholly-owned subsidiary of Maxis in the Netherlands, Teleglobal Investments B.V. ("Teleglobal"), the Board of Directors of Maxis is pleased to announce that the Company had, on 7 June 2005, transferred the entire issued and paid-up capital of Teleglobal comprising 18,000 shares of Euro Dollar ("EUR") 1.00 each to Malaysian Mobile Services Sdn Bhd ("MMS"), a wholly-owned subsidiary of the Company for a cash consideration of EUR18,000 (equivalent to RM89,496.00) (the "Re-organisation").

2. RATIONALE

The rationale for arranging the transfer is for operational reasons. This is to enable MMS to be the immediate shareholder of Teleglobal, since MMS' operations are similar to that of PT Natrindo Telepon Seluler, a 51%-owned subsidiary of Teleglobal, and as such to group cellular operations under MMS.

3. DIRECTORS' AND/OR SUBSTANTIAL SHAREHOLDERS' AND/OR PERSONS CONNECTED WITH DIRECTORS OR SUBSTANTIAL SHAREHOLDERS' INTERESTS

To the best of the knowledge of the Company, none of the Directors or Substantial Shareholders of Maxis and/or persons connected to them has any interest, whether direct or indirect, in the Re-organisation.

4. FINANCIAL EFFECT

The Re-organisation is not expected to have any material effect on the share capital of Maxis, net tangible assets and earnings of Maxis Group for the financial year ending 31 December 2005.

5. DIRECTORS' OPINION

The Board of Directors of the Company, having taken into consideration of all the aspects of the Re-organisation is of the opinion that the Re-organisation is in the best interest of Maxis Group.

6. APPROVAL REQUIRED

The Re-organisation is not subject to the approval from Maxis' shareholders or any other relevant authorities.

This announcement is dated 8 June 2005.

Reference No **MC-050608-58158**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 08/06/2005

Type : **Announcement**
Subject : **Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 8 June 2005 pursuant to Paragraph 14.09(a) of the Listing Requirements from Y. Bhg. Dato' Jamaludin bin Ibrahim, a Director and the Chief Executive Officer of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

The disposal of 100,000 ordinary shares of RM0.10 each, representing 0.004% of the issued share capital of Maxis at RM9.80 each on 27 May 2005 ("the Disposal").

Upon completion of the disposal, the total number of shares held by Y. Bhg. Dato' Jamaludin bin Ibrahim is 550,000.

This announcement is dated 8 June 2005.

APPENDIX C

Reference No **MC-050603-58806**

Submitting Merchant Bank	:	NA
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	03/06/2005

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas, 47000 Sungai Buloh, Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Options over ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis") pursuant to the Maxis Employee Share Option Scheme.**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**03/06/2005**	**496,000**	

Description of other type of transaction	:	**Acceptance on 3 June 2005 of an offer, pursuant to the Maxis Employee Share Option Scheme to grant 496,000 options ("the Grant") over ordinary shares at an option price of RM8.69 for each share. The consideration for the Grant is RM1.00**
Circumstances by reason of which change has occurred	:	**Grant of 496,000 options over ordinary shares at an option price of RM8.69 for each share**
Nature of interest	:	
Consideration (if any)	:	**1.00**
Total no of securities after change:		
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**03/06/2005**
Remarks	:	

The above Grant is within the limits of the shareholders' approval which was obtained on 7 June 2004, wherein, shareholders of Maxis, approved the grant of options to Dato' Jamaludin Ibrahim to subscribe for up to a maximum of 1,000,000 ordinary shares in Maxis pursuant to the Maxis' Employee Share Option Scheme.

The consideration for the acceptance of the Grant is RM1.00. The nominal value of the shares is RM0.10 each.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-050608-57545**

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	08/06/2005

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**27/05/2005**	**100,000**	**9.800**

Circumstances by reason of which change has occurred	:	**Disposal of shares**
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**550,000**
Direct (%)	:	**0.022**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**08/06/2005**
Remarks	:	

APPENDIX D

Entitlements (Notice of Book Closure)
Reference No **MC-050525-58042**

082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	25/05/2005

EX-date :**14/06/2005**
Entitlement date :**16/06/2005**
Entitlement time :**05:00:00 PM**
Entitlement subject :**First Interim Dividend**
Entitlement description:
First Interim Dividend of 10.42 sen per ordinary share less 28% Malaysian Income Tax
Period of interest payment : to
Financial Year End :**31/12/2005**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd.
(formerly known as Malaysian Share Registration Services Sdn. Bhd.)
Level 26, Menara Multi-Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222
Payment date :**30/06/2005**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**16/06/2005**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.1042**
Remarks

082-34780

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 27/05/2005

Subject : MAXIS - NOTICE OF BOOK CLOSURE

Contents :

First interim dividend of 10.42 sen per ordinary share less 28% Malaysian income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [14 June 2005]

2) The last date of lodgement : [16 June 2005]

3) Date Payable : [30 June 2005]

Exemption File No.
082-34780

Entitlements (Notice of Book Closure)
Reference No **MC-050530-56063**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 31/05/2005

EX-date :**22/06/2005**
Entitlement date :**24/06/2005**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Final Dividend**
Entitlement description:
Final gross dividend comprising 10.00 sen per ordinary share, tax exempt and 8.33 sen per ordinary share less 28% Malaysian Income Tax
Period of interest payment : to
Financial Year End :**31/12/2004**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd.
(formerly known as Malaysian Share Registration Services Sdn. Bhd.)
Level 26, Menara Multi-Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222
Payment date :**06/07/2005**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**24/06/2005**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.1833**
Remarks
The payment of final dividend is subject to the approval of the shareholders of the Company at the Eighteenth Annual General Meeting scheduled to be held on 23 June 2005.

LISTING'S CIRCULAR NO. L/Q : 31486 OF 2005

082-34780

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 01/06/2005

Subject : MAXIS - NOTICE OF BOOK CLOSURE

Contents :

Final dividend of 18.33 sen gross per ordinary share comprising 10.00 sen per ordinary share tax exempt and 8.33 sen per ordinary share less 28% Malaysian income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [22 June 2005]

2) The last date of lodgement : [24 June 2005]

3) Date Payable : [6 July 2005]

APPENDIX E

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 30/05/2005

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street**
55th Floor
Los Angeles
CA 90071
USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
respect of 4,520,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**24/05/2005**	**4,520,000**	**9.800**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **4,520,000**
Indirect/deemed interest (%) : **0.182**
Total no of securities after change : **152,288,800**
Date of notice : **27/05/2005**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 28 May 2005.

th reference to the "Details of Changes" as stated above:-

1) The disposal as stated in row 1 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 4,520,000 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,697,100 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia

Exemption File No.
082-34780

(in respect of 88,068,900 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,178,500 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 29,797,700 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,402,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,445,200 ordinary shares of RM0.10 each in Maxis

Reference No MC-050602-37740

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	02/06/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 1,500,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**27/05/2005**	**1,000,000**	**9.800**
Acquired	**30/05/2005**	**500,000**	**9.800**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Demeed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,500,000**
Indirect/deemed interest (%)	:	**0.06**
Total no of securities after change	:	**153,788,800**
Date of notice	:	**01/06/2005**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 02 June 2005.

With reference to the "Details of Changes" as stated above:-

1) The acquisitions as stated in rows 1 and 2 are in relation to the shares registered under Hong Kong Bank Malaysia - 1,500,000 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,697,100 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia

(in respect of 88,068,900 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

JP Morgan Chase Bank
(in respect of 2,178,500 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 31,297,700 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,402,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,445,200 ordinary shares of RM0.10 each in Maxis)

Reference No **MC-050607-34527** Exemption File No.
082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	07/06/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 1,500,000 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 261,500 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**01/06/2005**	**681,600**	**9.800**
Acquired	**02/06/2005**	**818,400**	**9.800**
Disposed	**03/06/2005**	**261,500**	**9.842**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**155,027,300**
Date of notice	:	**06/06/2005**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 07 June 2005.

With reference to the "Details of Changes" as stated above:-

1) The acquisitions as stated in rows 1 and 2 are in relation to the shares registered under Hong Kong Bank Malaysia – 1,500,000 ordinary shares of RM0.10 each in Maxis.

2) The disposal as stated in row 3 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd – 261,500 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,697,100 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 88,068,900 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,178,500 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

ong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 32,797,700 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,402,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,183,700 ordinary shares of RM0.10 each in Maxis)



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to MAXIS COMMUNICATIONS/EDMS/KLSE on 13/06/2005 05:48:45 PM
Submitted by MAXIS COMMUNICATIONS on 13/06/2005 05:53:39 PM
Reference No MC-050611-42513

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Maxis Communications Berhad**
* Stock name	:	**MAXIS**
* Stock code	:	**5051**
* Contact person	:	**Dipak Kaur**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**The Capital Group Companies, Inc. ("CGC")**
* Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
* NRIC/passport no/company no.	:	**N/A**
* Nationality/country of incorporation	:	**United States**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
* Name & address of registered holder	:	

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 2,000,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/06/2005**	* **1,000,000**	**9.900**
Acquired	**09/06/2005**	**1,000,000**	**9.850**

*	Circumstances by reason of which change has occurred	: **Acquisition of shares**
*	Nature of interest	: **Deemed Interest**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **2,000,000**
	Indirect/deemed interest (%)	: **0.08**
*	**Total no of securities after change**	: **157,027,300**
*	Date of notice	: **10/06/2005**

Remarks :

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 11June 2005.

With reference to the "Details of Changes" as stated above:-

1) The acquisitions as stated in rows 1 and 2 are in relation to the shares registered under Hong Kong Bank Malaysia - 2,000,000 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,697,100 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 88,068,900 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,178,500 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia

(in respect of 34,797,700 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,402,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,183,700 ordinary shares of RM0.10 each in Maxis)



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to **MAXIS COMMUNICATIONS/EDMS/KLSE** on 16/06/2005 06:07:26 PM
Submitted by **MAXIS COMMUNICATIONS** on 16/06/2005 06:12:42 PM
Reference No **MC-050616-35588**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Maxis Communications Berhad**
*	Stock name	: **MAXIS**
*	Stock code	: **5051**
*	Contact person	: **Dipak Kaur**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **The Capital Group Companies, Inc. ("CGC")**
*	Address	: **333 South Hope Street** **55th Floor** **Los Angeles** **CA 90071** **USA**
*	NRIC/passport no/company no.	: **N/A**
*	Nationality/country of incorporation	: **United States**
*	Descriptions(class & nominal value)	: **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
*	Name & address of registered holder	:

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 5,139,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 118,800 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **10/06/2005**	* **2,000,000**	**9.900**
Acquired	**13/06/2005**	**2,139,100**	**9.900**
Disposed	**13/06/2005**	**118,800**	**9.913**
Acquired	**14/06/2005**	**1,000,000**	**9.900**

* Circumstances by reason of which change has occurred : **Deemed Interest**

* Nature of interest : **Deemed Interest**

Direct (units) :

Direct (%) :

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* **Total no of securities after change** : 162,047,600

* Date of notice : **15/06/2005**

Remarks :

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 15 June 2005.

With reference to the "Details of Changes" as stated above:-

1) The acquisitions as stated in rows 1, 2 and 4 are in relation to the shares registered under Hong Kong Bank Malaysia – 5,139,100 ordinary shares of RM0.10 each in Maxis.

2) The disposal as stated in row 3 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd – 118,800 ordinary shares of RM0.10 each in Maxis

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,697,100 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 88,068,900 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,178,500 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited

155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 39,936,800 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,402,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,064,900 ordinary shares of RM0.10 each in Maxis)

APPENDIX F

Financial Results

Reference No **MC-050525-59777**

Exemption File No. 082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/05/2005**
Quarterly report for the financial period ended	:	**31/03/2005**
Quarter	:	**1**
Financial Year End	:	**31/12/2005**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Maxis 1Q05.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/03/2005

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
		31/03/2005	**31/03/2004**	**31/03/2005**	**31/03/2004**
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**1,585,000**	**1,351,000**	**1,585,000**	**1,351,000**
2	Profit/(loss) before tax	**661,000**	**501,000**	**661,000**	**501,000**
3	Profit/(loss) after tax and minority interest	**439,000**	**326,000**	**439,000**	**326,000**
4	Net profit/(loss) for the period	**439,000**	**326,000**	**439,000**	**326,000**
5	Basic earnings/ (loss) per shares (sen)	**17.70**	**13.30**	**17.70**	**13.30**
6	Dividend per share (sen)	**10.42**	**6.94**	**10.42**	**6.94**

		AS AT END OF CURRENT QUARTER	**AS AT PRECEDING FINANCIAL YEAR END**
7	Net tangible assets per share (RM)	**1.8500**	**1.7000**

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :

The Board of Directors have declared a first gross interim dividend of 10.42 sen per ordinary share less Malaysian income tax at 28% (2004: 6.94 sen) in respect of the financial year ending 31 December 2005 and will be paid on 30 June 2005. The entitlement date for the dividend payment is 16 June 2005.
A Depositor shall qualify for entitlement to the dividend only in respect of:
(i) shares transferred to the Depositor's securities account before 4.00pm on 16 June 2005 in respect of transfers; and
(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2005

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the first quarter ended 31 March 2005 which should be read in conjunction with the audited financial statements for the financial year ended 31 December 2004.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 31/3/2005	QUARTER ENDED 31/3/2004	+ -	**PERIOD ENDED 31/3/2005**	PERIOD ENDED 31/3/2004	+ -
		RM' m	RM' m	%	**RM' m**	RM' m	%
Revenue	8	**1,585**	1,351	+17	**1,585**	1,351	+17
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		**(436)**	(373)		**(436)**	(373)	
Gross profit		**1,149**	978	+17	**1,149**	978	+17
Other operating income		**1**	1		**1**	1	
Administrative expenses		**(279)**	(254)		**(279)**	(254)	
Network operation costs		**(208)**	(211)		**(208)**	(211)	
Other operating expenses		**(1)**	(2)		**(1)**	(2)	
Profit from operations	8	**662**	512	+29	**662**	512	+29
Finance cost		**(1)**	(11)		**(1)**	(11)	
Profit before taxation		**661**	501	+32	**661**	501	+32
Taxation	18	**(222)**	(175)		**(222)**	(175)	
Profit after taxation		**439**	326	+35	**439**	326	+35
Earnings per share :		**Sen**	Sen		**Sen**	Sen	
- Basic	26	**17.7**	13.3		**17.7**	13.3	
- Diluted	26	**17.5**	13.1		**17.5**	13.1	

082-34780

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/3/2005 (Unaudited)	AS AT 31/12/2004 (Audited)
		RM' m	RM' m
NON-CURRENT ASSETS			
Property, plant and equipment	9 (a)	**4,220**	4,250
Intangible assets		**1,125**	1,158
Investment		**4**	4
Deferred tax asset		**278**	327
		5,627	5,739
CURRENT ASSETS			
Inventories		**108**	114
Trade and other receivables		**555**	560
Tax recoverable		**45**	21
Deposits with licensed banks		**2,533**	2,172
Cash and bank balances		**19**	66
		3,260	2,933
CURRENT LIABILITIES			
Provisions for liabilities and charges		**56**	89
Trade and other payables		**2,091**	2,289
Borrowings (secured and interest bearing)	22	**190**	190
Dividends payable		**19**	-
Taxation		**1**	-
		2,357	2,568
NET CURRENT ASSETS		**903**	365
NON-CURRENT LIABILITIES			
Creditors		**90**	75
Borrowings (secured and interest bearing)	22	**418**	418
Deferred tax liability		**321**	240
		829	733
NET ASSETS		**5,701**	5,371

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

	AS AT 31/3/2005 (Unaudited)	AS AT 31/12/2004 (Audited)
	RM' m	RM' m
CAPITAL AND RESERVES		
Share capital	**248**	248
Non-distributable reserves	**3,392**	3,377
Proposed dividend reserve	**396**	520
Retained earnings	**1,665**	1,226
	5,701	5,371
NET TANGIBLE ASSETS PER SHARE (RM)	**1.85**	1.70

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2005

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued and fully paid		Non-distributable		Distributable		
Period ended 31/3/2005	**Number of shares**	**Nominal value**	**Share premium**	**Capital redemption reserve**	**Proposed dividend reserve**	**Retained earnings**	**Total**
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2005	2,476	248	3,376	1	520	1,226	5,371
Movements for the period							
Issue of ordinary shares:							
- 2,959,000 ordinary shares pursuant to the ESOS[1]	3	-[2]	15	-	-	-	15
Profit after taxation	-	-	-	-	-	439	439
Fourth interim dividend for the financial year ended 31/12/2004	-	-	-	-	(124)	-	(124)
Balance as at 31/3/2005	2,479	248	3,391	1	396	1,665	5,701
Period ended 31/3/2004							
Balance as at 1/1/2004	2,458	246	3,294	1	492	518	4,551
Movements for the period							
Issue of ordinary shares:							
- 1,562,000 ordinary shares pursuant to the ESOS[1]	2	-[3]	7	-	-	-	7
Profit after taxation	-	-	-	-	-	326	326
Interim dividend for the financial year ended 31/12/2003	-	-	-	-	(246)	-	(246)
Balance as at 31/3/2004	2,460	246	3,301	1	246	844	4,638

Note:

(1) Pursuant to the Employee Share Option Scheme ("ESOS")
(2) Denotes an amount of RM0.30 million
(3) Denotes an amount of RM0.16 million



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	CUMULATIVE QUARTER	
		PERIOD ENDED 31/3/2005	PERIOD ENDED 31/3/2004
		RM' m	RM' m
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit after taxation		439	326
Adjustments for non-cash flow:			
Depreciation		207	204
Amortisation of intangible assets		33	33
Interest expense		12	20
Syndicated loan documentation fees		6	-
Interest income		(17)	(9)
Taxation		222	175
Other non-cash items		1	4
		464	427
Operating profit before changes in working capital		903	753
Changes in working capital		(207)	(159)
Cash generated from operations		696	594
Interest received		14	9
Taxation paid		(77)	(1)
Payments under staff incentive scheme		(26)	(24)
Net cash flow from operating activities		607	578
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(177)	(178)
Part payment of the 3G spectrum assignment licence fees		(8)	(8)
Net cash flow from investing activities		(185)	(186)
CASH FLOWS FROM FINANCING ACTIVITIES			
Syndicated loan documentation fees paid		(6)	-
Proceeds from issuance of shares		15	7
Dividends paid		(105)	-
Interest paid		(12)	(20)
Net cash flow from financing activities		(108)	(13)

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	CUMULATIVE QUARTER	
	PERIOD ENDED 31/3/2005	PERIOD ENDED 31/3/2004
	RM' m	RM' m
NET INCREASE IN CASH AND CASH EQUIVALENTS	**314**	379
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**2,238**	1,067
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**2,552**	1,446

082-34780

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial report of Maxis Communications Berhad and its subsidiaries ("the Group") has been prepared based on:

(i) The requirements of the Financial Reporting Standards ("FRS") 134 – Interim Financial Reporting; and
(ii) Paragraph 9.22 of the Bursa Malaysia Securities Listing Requirements ("Bursa Securities LR")

and should be read in conjunction with the Group's audited financial statements for the financial year ended 31 December 2004. The accounting polices adopted for the quarterly condensed financial report are consistent with those adopted for the audited financial statements for the financial year ended 31 December 2004.

2. QUALIFICATION OF PRECEDING AUDITED FINANCIAL STATEMENTS

There was no qualification to the preceding audited financial statements.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE OR INCIDENCE

There were no significant unusual items affecting assets, liabilities, equity, net income or cash flows during the quarter under review.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no significant changes in estimates of amounts reported in the prior interim period or in the prior financial year.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE
	' 000	RM' m	' 000	RM' m
Issuance of new ordinary shares of RM0.10 each pursuant to employees exercising their options under the ESOS	2,959	15	2,959	15



7. DIVIDENDS PAID

During the quarter under review, the fourth interim dividend of 6.94 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM123,931,200 in respect of the financial year ended 31 December 2004, was paid on 31 March 2005.

8. SEGMENT RESULTS AND REPORTING

The Group operates in three segments, comprising the provision of mobile services which is a major contributor to the Group's operations, fixed services and international gateway services. The Group also provides other services which are currently not significant enough to be reported separately.

Inter-segment revenue comprise network services and management services rendered to other business segments within the Group. Some transactions are transacted at normal commercial terms that are no more favourable than that available to other third parties whilst the rest are allocated on an equitable basis of allocation.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/3/2005	QUARTER ENDED 31/3/2004	**PERIOD ENDED 31/3/2005**	PERIOD ENDED 31/3/2004
Revenues	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services				
External revenue	**1,490**	1,271	**1,490**	1,271
Inter-segment revenue	**21**	12	**21**	12
	1,511	1,283	**1,511**	1,283
Fixed services				
External revenue	**47**	42	**47**	42
Inter-segment revenue	**6**	8	**6**	8
	53	50	**53**	50
International gateway services				
External revenue	**48**	38	**48**	38
Inter-segment revenue	**45**	43	**45**	43
	93	81	**93**	81
Other operations				
External revenue	**-**	-	**-**	-
Inter-segment revenue	**17**	24	**17**	24
	17	24	**17**	24
Total reportable segments	**1,674**	1,438	**1,674**	1,438
Eliminations	**(89)**	(87)	**(89)**	(87)
Total Group Revenue	**1,585**	1,351	**1,585**	1,351

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/3/2005	QUARTER ENDED 31/3/2004	**PERIOD ENDED 31/3/2005**	PERIOD ENDED 31/3/2004
Segment Results	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services	**655**	506	**655**	506
Fixed services	**2**	(6)	**2**	(6)
International gateway services	**12**	21	**12**	21
Other operations	**(7)**	(8)	**(7)**	(8)
Eliminations	**-**	(1)	**-**	(1)
Profit from operations	**662**	512	**662**	512
Finance cost	**(1)**	(11)	**(1)**	(11)
Profit before taxation	**661**	501	**661**	501
Taxation	**(222)**	(175)	**(222)**	(175)
Profit after taxation	**439**	326	**439**	326

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) Property, plant and equipment

There were no revalued property, plant and equipment during the quarter and as at 31 March 2005.

(b) Investment properties

There were no investment properties during the quarter and as at 31 March 2005.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

Save as disclosed in Note 21(iii) on the acquisition of a subsidiary, there were no material events subsequent to the end of the financial period.

11. CHANGES IN THE COMPOSITION OF THE GROUP

Save as disclosed in the audited financial statements for the financial year ended 31 December 2004, there has been no change in the composition of the Group in the current quarter.

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amounts of contingent liabilities as at 18 May 2005 were as follows:

	Company RM' m
Guarantees given to a third party in respect of services provided to subsidiaries	2

	Group RM' m
Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	
- Custom duties	5
- Others	22
	27
Irrevocable bank guarantee given to the Malaysian Communications and Multimedia Commission	50

(b) Contingent assets

There were no contingent assets as at 18 May 2005.

13. CAPITAL COMMITMENTS

Capital commitments not provided for as at 31 March 2005 are as follows:

	Group RM' m
Approved by the Board of Directors:	
- contracted for	662
- not contracted for	955
	1,617
Analysed as follows:	
- property, plant and equipment	1,237
- acquisition of PT Natrindo Telepon Seluler (Note 21(iii))	380
	1,617

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under FRS 124 - Related Party Disclosures.

Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group.

The significant related party transactions and balances described below were carried out on commercial terms that are no more favourable than that available to other third parties.

	TRANSACTIONS FOR THE PERIOD ENDED 31/3/2005	BALANCES DUE FROM/(TO) AS AT 31/3/2005
	RM' m	RM' m
(a) Sales of goods and services		
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd. (VSAT, telephony and international bandwidth services)	2	5
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd. (rental and utility charges)	6	-
- MEASAT Satellite Systems Sdn. Bhd. (transponder lease rental)	6	-
- UTSB Management Sdn. Bhd. (secondment and consultancy services)	9	(6)
- SRG Asia Pacific Sdn. Bhd. (call handling and telemarketing services)	3	(3)

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE

(A) Performance of the current quarter against the preceding quarter (1st Quarter 2005 versus 4th Quarter 2004)

Financial indicators (RM'm)	1st Quarter 2005	4th Quarter 2004	Variance	% Variance
Revenue	**1,585**	1,513	**72**	**5%**
EBITDA	**902**	799	**103**	**13%**
EBITDA margin (%)	**56.9**	52.8	**4.1**	**-**
Profit before taxation ("PBT")	**661**	563	**98**	**17%**
Profit after taxation ("PAT")	**439**	377	**62**	**16%**
<u>**Operational indicators**</u>				
Net subscribers (' 000)				
- Postpaid	**1,279**	1,261	**18**	**1%**
- Prepaid	**5,287**	4,759	**528**	**11%**
- Total	**6,566**	6,020	**546**	**9%**
ARPU (RM)				
- Postpaid	**155**	163	**(8)**	**(5%)**
- Prepaid	**57**	60	**(3)**	**(5%)**
Monthly MOUs (minutes)				
- Postpaid	**440**	444	**(4)**	**(1%)**
- Prepaid	**122**	135	**(13)**	**(10%)**
Data revenue (RM' m)	**239**	213	**26**	**12%**
SMS messages (' m)	**1,505**	1,404	**101**	**7%**

The quarter under review experienced intense market competition with operators reducing tariffs and lowering entry prices as part of their overall subscriber acquisition strategy. Maxis adapted to the changing market dynamics by enhancing its value proposition and undertaking a focussed and targeted marketing strategy as well as by repositioning its products. The success of these initiatives is evident in Maxis capturing 546,000 subscribers, expected to be more than 50% share of market net additions.

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (1st Quarter 2005 versus 4th Quarter 2004) (Continued)

Revenue

Revenue rose 5% or RM72 million to RM1,585 million driven by the additional 546,000 subscribers. Data revenue improved 12% to RM239 million or 1.0% point to account for 15.8% of mobile revenues. This is attributable to billable SMS messages growing 7% and a 35% increase in revenue from other mobile data services.

Postpaid and prepaid ARPU reduced RM8 and RM3 to end the quarter at RM155 and RM57 respectively. This is in line with expectation as the Group expands its customer base, primarily through the acquisition of lower end prepaid users. In addition, tariff adjustments discussed above have also had a negative impact on ARPU.

EBITDA and EBITDA margin

EBITDA increased by 13% on a 5% rise in revenue, which reflects the Group's increasing economies of scale and cost management initiatives. Sales and marketing costs were lower from less advertising activities, which is consistent with first quarter activity of preceding years. This has resulted in a 4.1% point improvement in EBITDA margin to 56.9%.

PBT and PAT

PBT of RM661 million was RM98 million or 17% higher than the preceding quarter. This is in line with the improvement in operating results.

PAT rose 16% or RM62 million to end the quarter at RM439 million.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (1st Quarter 2005 versus 1st Quarter 2004)

Financial indicators (RM'm)	1st Quarter 2005	1st Quarter 2004	Variance	% Variance
Revenue	**1,585**	1,351	**234**	**17%**
EBITDA	**902**	749	**153**	**20%**
EBITDA Margin (%)	**56.9**	55.4	**1.5**	**-**
Profit before taxation ("PBT")	**661**	501	**160**	**32%**
Profit after taxation ("PAT")	**439**	326	**113**	**35%**
Operational indicators				
Net subscribers (' 000)				
- Postpaid	**1,279**	1,218	**61**	**5%**
- Prepaid	**5,287**	3,660	**1,627**	**44%**
- Total	**6,566**	4,878	**1,688**	**35%**
ARPU (RM)				
- Postpaid	**155**	161	**(6)**	**(4%)**
- Prepaid	**57**	63	**(6)**	**(10%)**
Monthly MOUs (minutes)				
- Postpaid	**440**	431	**9**	**2%**
- Prepaid	**122**	145	**(23)**	**(16%)**
Data revenue (RM' m)	**239**	174	**65**	**37%**
SMS messages (' m)	**1,505**	993	**512**	**52%**

Revenue

Revenue grew by 17% to RM1,585 million this quarter compared to the corresponding quarter of the preceding year. This was achieved on the back of a 1.688 million or 35% increase in the subscriber base to 6.566 million, which was predominantly from prepaid subscribers.

Postpaid ARPU declined 4% or RM6 to RM155 on lower recurring fees as more subscribers qualify for rebates and loyalty programmes even as MOUs increased slightly by 2%. Prepaid ARPU decreased RM6 to RM57 due to tariff changes and lower MOUs. Mobile data revenue grew by 37% to RM239 million and accounted for 15.8% of total mobile revenue as compared to 13.6% in the preceding year.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (1st Quarter 2005 versus 1st Quarter 2004) (Continued)

EBITDA and EBITDA margin

The Group's EBITDA expanded by 20% to RM902 million whilst EBITDA margins improved by 1.5% points to 56.9% this quarter, driven by higher revenue coupled with cost efficiencies and scale.

PBT and PAT

The Group recorded PBT of RM661 million, an increase of 32%, driven by the aforementioned EBITDA improvements combined with lower finance costs due to a stronger cash position. At PAT level, the group recorded a 35% increase to RM439 million.

16. PROSPECTS FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2005

Competition is expected to further intensify. The Group is however well positioned to compete with 6.5 million subscribers, our ability to differentiate products and services and our efficient cost structure. Enhancing network quality and coverage will continue to remain a priority.

With churn expected to increase, customer retention initiatives will be a core focus in maintaining the Group's market share. Activities have been earmarked to stimulate usage as tariffs become more competitive whilst data usage and adoption remains a primary driver. The commercial launch of 3G services is on track for 1 July 2005. With this launch, Maxis will provide an enhanced customer experience in terms of video based services supported by high quality network performance. The Group will continue to focus its efforts on reviewing all costs to identify further savings opportunities.

The acquisition of PT Natrindo Telepon Seluler, a GSM cellular operator in Indonesia was completed in April 2005. The acquisition is not expected to have a significant impact on the consolidated earnings of the Group for the year.

Barring any unforeseen events, the Board of Directors expects the performance of the Group for year 2005 to be satisfactory.

17. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable as the Group did not submit any profit forecast.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

18. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/3/2005	QUARTER ENDED 31/3/2004	**PERIOD ENDED 31/3/2005**	PERIOD ENDED 31/3/2004
	RM' m	RM' m	**RM' m**	RM' m
Malaysian taxation				
Current tax	**92**	3	**92**	3
Deferred tax	**130**	172	**130**	172
	222	175	**222**	175

The effective tax rate for the current quarter is 33.6%, which is above the statutory tax rate of 28.0% due mainly to the consolidation adjustment for goodwill amortisation not available for relief at Group level and the non-deductibility of certain operating expenditure for tax purposes.

19. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

20. INVESTMENTS IN QUOTED SECURITIES

There were no investments in quoted securities during the quarter.

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(i) (a) **Proposed RM500 million Commercial Paper/Medium Term Note Programme; and**
(b) **Proposed RM500 million Medium Term Note Programme**
(collectively, the "Proposed Programmes")

On 9 November 2004, the Company had announced that the Company intends to undertake the above proposals. The funds raised from the Proposed Programmes would enable Maxis and its subsidiaries to utilise the same to refinance existing debt, to finance capital expenditure which include purchase of equipment, software, and financing of construction/installation cost for the network and for other general funding requirements and general corporate purposes. The Securities Commission has approved the Proposed Programmes based on the terms and conditions contained therein on 2 December 2004.

Further announcement will be made when the subscription agreement is executed.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED (Continued)

(ii) **Memorandum of Understanding between Maxis Multimedia Sdn Bhd ("Maxis Multimedia") and Malaysian Venture Capital Management Sdn Bhd ("Mavcap")**

Maxis had on 5 June 2003 made the announcement on the signing of the MOU between Maxis Multimedia, the wholly-owned subsidiary of Maxis and Mavcap to formalise a collaboration arrangement between the two parties in the area of Mobile Data content development whereby selected Maxis content providers would have access to Mavcap's venture capital funding.

On 24 May 2005, the Company announced that both parties have on 20 May 2005 mutually agreed not to further renew the MOU due to the reprioritisation of Mavcap's engagement framework with technopreneurs, including mobile content developers.

(iii) **Proposed subscription of new shares representing 51% of the enlarged share capital in PT Natrindo Telepon Seluler ("NTS") for a cash consideration of USD100 million ("Proposed Investment")**

On 20 January 2005, the Company announced that the Company and its wholly owned subsidiary, East Asia Communications N.V ("EAC") entered into a conditional share subscription agreement ("SSA") dated 19 January 2005 with PT Aneka Tirta Nusa ("Tirta") and PT Natrindo Telepon Seluler ("NTS") (including all amendments and supplements thereto) for EAC to subscribe for new shares representing 51 % of the enlarged share capital in NTS for a cash consideration of USD100 million (equivalent to RM380 million). Pursuant to the SSA, EAC shall extend a shareholders' loan of USD150 million (equivalent to RM570 million) to NTS at an interest rate of 9% per annum for a period of 5 years from the first drawdown. A conditional shareholders' agreement ("SA") was also entered into between EAC, Tirta and NTS on 19 January 2005 (including all amendments and supplements thereto). The SSA and the SA were subsequently novated from EAC to Teleglobal Investments BV ("Teleglobal"), a wholly owned subsidiary of the Company, pursuant to novation agreements dated 15 March 2005.

On 29 April 2005, the Company announced that Teleglobal has completed the Proposed Investment in accordance with the terms of the SSA and the novation agreement of the SSA.

Save as disclosed above, there are no other disclosures that are required to be made as at 24 May 2005.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

22. BORROWINGS

The borrowings as at 31 March 2005 are as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Syndicated loan [1]	190	418	608

The syndicated loan was drawn down on 16 February 2005 to refinance the previous syndicated loan.

Note

[1] Refer to Note 23 (ii) of the explanatory notes below for further information.

23. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments (except for the US Dollar which currently is on a fixed exchange rate with the Ringgit Malaysia) as and when they arise.

(i) Forward foreign exchange contracts

There were no outstanding forward exchange contracts as at 18 May 2005.

(ii) Currency hedge

The Company has entered into an arrangement to fully hedge the USD160 million (RM608 million) syndicated loan which fixes the exchange rate of US Dollar to Ringgit Malaysia at RM3.80 to USD1.00.

(iii) Credit Risk

The above instruments were executed with creditworthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote, on the basis of their financial strength.

24. CHANGES IN MATERIAL LITIGATION

There has been no material change in the status of the reported litigations as at 18 May 2005 that would have a material adverse impact to the Group.

25. DIVIDENDS

The Board of Directors have declared a first gross interim dividend of 10.42 sen per ordinary share less Malaysian income tax at 28% (2004: 6.94 sen) in respect of the financial year ending 31 December 2005 and will be paid on 30 June 2005. The entitlement date for the dividend payment is 16 June 2005.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 16 June 2005 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

26. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/3/2005	QUARTER ENDED 31/3/2004	**PERIOD ENDED 31/3/2005**	PERIOD ENDED 31/3/2004
(1) Basic earnings per share					
Net profit after taxation for basic earnings per share	(RM' m)	**439**	326	**439**	326
Weighted average number of ordinary shares in issue	(' m)	**2,477**	2,458	**2,477**	2,458
Basic earnings per share:	(sen)	**17.7**	13.3	**17.7**	13.3
(2) Diluted earnings per share					
Net profit after taxation for diluted earnings per share	(RM' m)	**439**	326	**439**	326
Weighted average number of ordinary shares in issue	(' m)	**2,477**	2,458	**2,477**	2,458
Adjusted for share options granted	(' m)	**27**	28	**27**	28
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,504**	2,486	**2,504**	2,486
Diluted earnings per share:	(sen)	**17.5**	13.1	**17.5**	13.1

As at 31 March 2005, 77,923,578 share options have been granted and remained unexercised pursuant to the ESOS.

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
25 May 2005
Kuala Lumpur

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 12 day of **May, 2005**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	181,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **36,000** shares	-	RM4.36	-
[c]	Amount paid on **7,000** shares	-	RM4.80	-
[c]	Amount paid on **61,000** shares	-	RM5.13	-
[c]	Amount paid on **50,000** shares	-	RM5.34	-
[c]	Amount paid on **1,000** shares	-	RM6.47	-
[c]	Amount paid on **11,000** shares	-	RM7.05	-
[c]	Amount paid on **15,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **36,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **61,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **50,000** shares	-	RM5.24	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **15,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 19 day of **May, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,479,514,000** shares of RM0.10 each and the paid-up capital is **RM247,951,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**26,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**41,000**
	(c)	the number of shares allotted to non-citizens	**50,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**21,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	43,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	181,000

Dated this 19 day of **May, 2005**



....

DATO' JAMALUDIN IBRAHIM

Director



....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD

Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur

Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 16 day of **May, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	70,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **18,000** shares	-	RM4.36	-
[c] Amount paid on **7,000** shares	-	RM4.80	-
[c] Amount paid on **43,000** shares	-	RM5.13	-
[c] Amount paid on **2,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **18,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **7,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **43,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 19 day of **May, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,479,584,000** shares of RM0.10 each and the paid-up capital is **RM247,958,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**20,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**29,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	21,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	70,000

Dated this 19 day of **May, 2005**



....

DATO' JAMALUDIN IBRAHIM

Director



....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

082-34780

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 20 day of **May, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**236,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **75,000** shares	-	RM4.36	-
[c] Amount paid on **2,000** shares	-	RM4.80	-
[c] Amount paid on **159,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **75,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **159,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 27 day of **May, 2005**



TAN POH CHING
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,479,820,000** shares of RM0.10 each and the paid-up capital is **RM247,982,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**4,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**123,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**102,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	7,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	236,000

Dated this 27 day of **May, 2005**



TAN POH CHING
Director



DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 24 day of **May, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**143,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **70,000** shares	-	RM4.36	-
[c] Amount paid on **61,000** shares	-	RM5.13	-
[c] Amount paid on **12,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **70,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **61,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **12,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 30 day of **May, 2005**



TAN POH CHING
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,479,963,000** shares of RM0.10 each and the paid-up capital is **RM247,996,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **65,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **51,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	27,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	143,000

Dated this 30 day of **May, 2005**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

062-34780

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 26 day of **May, 2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**43,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **10,000** shares	-	RM4.36	-
[c]	Amount paid on **2,000** shares	-	RM4.80	-
[c]	Amount paid on **31,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **31,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 01 day of **June, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,480,006,000** shares of RM0.10 each and the paid-up capital is **RM248,000,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**11,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**6,000**

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	27,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	43,000

Dated this 01 day of **June, 2005**



....

DATO' JAMALUDIN IBRAHIM
Director



....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 30 day of **May, 2005**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	71,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **13,000** shares	-	RM4.36	-
[c]	Amount paid on **11,000** shares	-	RM4.80	-
[c]	Amount paid on **22,000** shares	-	RM5.13	-
[c]	Amount paid on **8,000** shares	-	RM7.05	-
[c]	Amount paid on **17,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **13,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **22,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **17,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 06 day of **June, 2005**



TAN POH CHING
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,480,077,000** shares of RM0.10 each and the paid-up capital is **RM248,007,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**4,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**27,000**
	(c)	the number of shares allotted to non-citizens	**14,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**14,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	12,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	71,000

Dated this 06 day of **June, 2005**



TAN POH CHING

Director



DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 02 day of **June, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**106,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **46,000** shares	-	RM4.36	-
[c] Amount paid on **3,000** shares	-	RM4.80	-
[c] Amount paid on **55,000** shares	-	RM5.13	-
[c] Amount paid on **2,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **46,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **55,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 08 day of **June, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,480,183,000** shares of RM0.10 each and the paid-up capital is **RM248,018,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**13,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**75,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	18,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	106,000

Dated this 08 day of **June, 2005**



DATO' JAMALUDIN IBRAHIM

Director



DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD

Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur

Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 03 day of **June, 2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**70,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **26,000** shares	-	RM4.36	-
[c]	Amount paid on **6,000** shares	-	RM4.80	-
[c]	Amount paid on **33,000** shares	-	RM5.13	-
[c]	Amount paid on **5,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **26,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **33,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 08 day of **June, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,480,253,000** shares of RM0.10 each and the paid-up capital is **RM248,025,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**5,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**53,000**
(c)	the number of shares allotted to non-citizens	-
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	12,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	70,000

Dated this 08 day of **June, 2005**





DATO' JAMALUDIN IBRAHIM

Director

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD

Address : Level 18 Menara Maxis

Kuala Lumpur City Centre

Off Jalan Ampang

50088 Kuala Lumpur

Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 09 day of **June, 2005**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	132,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **55,000** shares	-	RM4.36	-
[c]	Amount paid on **8,000** shares	-	RM4.80	-
[c]	Amount paid on **60,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM7.05	-
[c]	Amount paid on **7,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **55,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **60,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15 day of **June, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,480,385,000** shares of RM0.10 each and the paid-up capital is **RM248,038,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**9,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**98,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**8,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	17,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	132,000

Dated this **15** day of **June, 2005**





DATO' JAMALUDIN IBRAHIM

Director

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000